EXHIBIT 99.1

RADA RECEIVES ORDERS FOR AVIONICS SYSTEMS WITH A TOTAL VALUE OF $1.3M

NETANYA, Israel, January 17, 2017 -- RADA Electronic Industries (NASDAQ: RADA) announced today that in the first half of January 2017 the company received orders for avionics systems amounting to $1.3 million.

The orders were placed by its long-term local customers for avionics systems, the Israeli Air Force and Israel Aircraft Industries, and include advanced video/data recorders and head-up display cameras.

Dov Sella, RADA’s CEO, commented: “These repeat orders demonstrate the strength and stability of our avionics business, while our radar business is growing steadily in volume and as a share of our total sales. We expect to maintain the momentum of sales from our avionics products for the coming years.”

 About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: David Mayer (BD Director) Tel: +972-9-892-1111 mrkt@rada.com	IR Contact GK Investor Relations Ehud Helft, Partner Tel: 1 617 318 3096 rada@gkir.com